UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR REGISTRATION UNDER SECTION 12(b) of
THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:  001-35522

Banc of California, Inc. /The NASDAQ Stock Market LLC
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

18500 Von Karman Avenue, Suite 1100, Irvine, California 92612, (855) 361-2262
(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Common Stock, par value $0.01 per share

Depositary Shares, each representing a 1/40th interest in a share of
8.00% Non-Cumulative Perpetual Preferred Stock, Series C

7.50% Senior Notes Due April 15, 2020
(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

[  ]           17 CFR 240.12d2-2(a)(1)

[  ]           17 CFR 240.12d2-2(a)(2)

[  ]           17 CFR 240.12d2-2(a)(3)

[  ]           17 CFR 240.12d2-2(a)(4)

[ ]	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

[X]
Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Banc of California, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

May 28, 2014	By: /s/ Richard Herrin	Executive Vice President, Chief Administrative Officer and Corporate Secretary
Date	Name	Title